UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

   [x]                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                             SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

   [ ]                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                            SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

                            A.   Full title of the plan:

EXXONMOBIL SAVINGS PLAN

                            B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

INDEX

Page

Financial Statements

Statement of Net Assets Available for Benefits at December 31, 2006 and 2005	3

Statement of Changes in Net Assets Available for Benefits, for the Year ended December 31, 2006	4

Notes to Financial Statements	5-8

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2006	9-12

Report of Independent Registered Public Accounting Firm	13

Signature	14

Exhibit Index	15

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	16

EXXONMOBIL SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(millions of dollars)

December 31,

2006	2005

Assets

Investments, at fair value (see note 6):

Exxon Mobil Corp common stock	$14,755	$11,896

Other investments	6,853	5,903

Total investments	21,608	17,799

Accrued interest	14	10

Total assets	21,622	17,809

Liabilities

Payables and accrued liabilities	30	43

Total liabilities	30	43

Net assets available for benefits	$21,592	$17,766

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

(millions of dollars)

Contributions:

Employer	$210
Participant	348
Transfers in at fair value	5

Total contributions	563

Investment income:

Interest	96
Dividends	257
Net appreciation in fair value
of investments (see note 6)	4,727

Total investment income	5,080

Deductions:

Benefit payments	(1,870)
Transfers out at fair value	(2)

Total deductions	(1,872)

Transfers from merged plans	55

Net increase	3,826

Net assets available for benefits:

Beginning of year	17,766

End of year	$21,592

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Savings Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or "Company") and certain affiliated employers.  The terms and conditions of the Savings Plan are contained in the ExxonMobil Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Savings Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.  In addition, effective February 8, 2002, the entire Savings Plan was designated an Employee Stock Ownership Plan ("ESOP"), a plan designed to invest primarily in employer securities.

Contributions

The Savings Plan permits participant contributions of up to 20% of compensation and, prior to 2007, a 100% Company match was made on the first 6% of compensation contributed by the participant.  Prior to 2007, participants could receive up to an additional 1% Company match on the 6% of compensation if the participant elected for the Company match to be directed to the Stock Match Account ("SMA").  Prior to 2007, the restriction on the SMA stipulated that 75% of the assets in the SMA must be invested in ExxonMobil stock.

Effective January 1, 2007, all active participants began receiving a Company match of 7% of compensation on the first 6% of compensation contributed by them, regardless of how the Company match is directed.  Also effective January 1, 2007, the SMA became fully diversifiable.

Employees who are at least age 50 during the plan year and who maximize their before-tax contributions may elect to make additional pretax ("catch-up") contributions.  More details of all types of contributions may be found in the Plan Document.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death of the participating employee.

Forfeitures

During 2006, $1 million were forfeited by terminating employees and used to offset future employer contributions.

Other Plan Provisions

The Savings Plan was amended in February 2006 in response to the Gulf Opportunity Zone Act of 2005 (GOZA) passed by U.S. Congress to respond to the financial hardships experienced by victims of Hurricanes Katrina, Rita, and Wilma.  Provisions of the Savings Plan amendment for qualifying employees include penalty-free distributions up to $100,000 for active employees and suspension of loan repayments until January 2007.

Other Savings Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Termination

The Company may terminate or amend the Savings Plan at any time.  In the event of termination, the net assets of the Savings Plan will be distributed in accordance with the Employee Retirement Income Security Act of 1974.

Note 2:  Accounting Policies

Basis of Accounting

The financial statements of the Savings Plan are presented on the accrual basis. Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value.  Fair values are based on quoted prices as of the date of the financial statements, or if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. At December 31, 2005, the Common Asset Fund included certain guaranteed investment contracts ("GICs") which were stated at contract value, which approximated fair value, representing the original cost, plus interest (based upon the crediting rates of the underlying contracts) reduced by administration fees, transfers out, and withdrawals.  There were no reserves against contract value for credit risk of the contract issuer or otherwise.  The average crediting interest rate of these GICs for the year ended December 31, 2005 was 5.3%.  The annualized crediting interest rate at December 31, 2005 was 5.9%.  Crediting rates fluctuate with the activities of the underlying contracts.  There was no minimum crediting interest rate.  There are no GICs at December 31, 2006.

Under the terms of its trust agreement, the Savings Plan engaged in an authorized form of security lending activities during the years ended December 31, 2006 and 2005.  The market value of securities on loan and the collateral held at The Northern Trust Company at December 31, 2006 were $470 million and $481 million, respectively.  The market value of securities on loan and the collateral held at The Northern Trust Company at December 31, 2005 were $376 million and $385 million, respectively.  In accordance with the Securities Lending Agreement, the market value of the collateral held is required to be 100% of the market value of government securities lent and 102% for all other securities lent.  Collateral held consists of cash, letters of credit, and government securities.  At December 31, 2006 and 2005, the market value of all collateral held was at least 102%.  The securities on loan are reflected in the Statement of Net Assets Available for Benefits and the Schedule of Assets (Held at End of Year) at December 31, 2006 and 2005.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

The Savings Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Savings Plan.  Transfers out include plan-to-plan transfers of the balances of former ExxonMobil employees who became employees of the Infineum USA, L.P. joint venture.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Note 3:  Related-Party Transactions

During 2006, certain Savings Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial and other fiduciary services to the Savings Plan during the plan year and, therefore, purchases and sales of these investments qualified as party-in-interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Savings Plan administrators by a letter dated November 14, 2002, that the Savings Plan is qualified and the trusts established under the Savings Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code ("Code").  The Savings Plan has been amended since receiving the determination letter. However, counsel for the Company believes that these amendments have not adversely affected the Savings Plan's qualified status and the related trust's tax-exempt status as of the financial statement date.

Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock, management fees, and brokerage commissions.  Savings Plan administration expenses, to the extent not paid by the Company, are charged to and paid from the Savings Plan's assets.  Administrative expenses are recorded when incurred.

 EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6:  Investments

The following presents investments that represent 5 percent or more of the Savings Plan's net assets available for benefits.

(millions of dollars)
December 31,	December 31,
2006	2005

Exxon Mobil Corporation
common stock, 193 and 212
million shares, respectively	$14,755	$11,896

NTGI-QM Coltv Daily S&P 500
Equity Index Fund, 565 and 600
thousand units, respectively	2,171	1,988

During 2006, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,727 million as follows:

(millions $)

ExxonMobil common stock	4,128
Common collective trusts	555
Corporate debentures	5
U.S. Government securities	39

$4,727

Note 7:  Plan Merger

The Paxon Polymer Company, L.P. II Savings Plan, the Paxon Polymer Company, L.P. II Hourly Savings Plan, and the Advanced Elastomer Systems, Inc. Retirement Savings Plan were merged with the Savings Plan effective December 1, 2006.  At that time, the merged plans' net assets of $55 million were transferred to the Savings Plan.

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

12/31/06

(thousands of dollars)

		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE
------------------------------------------------------------------------------------------------------------------------------------------------------------
COMMON ASSET FUND

U.S. GOVERNMENT SECURITIES

FEDERAL HOME LOAN BANK	5.375%	2/15/07	$ 50,000	$ 50,009
FEDERAL HOME LOAN BANK	4.250%	4/16/07	25,000	24,935
FEDERAL HOME LOAN BANK	4.125%	4/18/08	6,000	5,924
FEDERAL HOME LOAN BANK	3.875%	8/22/08	25,000	24,534
FEDERAL HOME LOAN BANK	4.750%	12/12/08	10,000	9,947
FEDERAL HOME LOAN BANK	5.250%	6/12/09	25,000	25,133
FEDERAL HOME LOAN BANK PREASSIGN	4.625%	1/18/08	30,000	29,822
FEDERAL HOME LOAN BANK PREASSIGN	5.125%	6/13/08	35,000	35,010
FEDERAL HOME LOAN BANK PREASSIGN	5.250%	5/21/09	35,000	35,207
FEDERAL HOME LOAN MTG CORP DEB	5.750%	4/15/08	25,000	25,185
FEDERAL HOME LOAN MTG CORP DEB	6.625%	9/15/09	15,000	15,622
FEDERAL HOME LOAN MTG CORP FREDDIE MAC	2.375%	2/15/07	45,000	44,851
FEDERAL HOME LOAN MTG CORP NT	3.875%	6/15/08	25,000	24,579
FEDERAL HOME LOAN MTG CORP NT	3.625%	9/15/08	24,000	23,445
FEDERAL NATL MTG ASSN	5.000%	1/15/07	40,000	39,997
FEDERAL NATL MTG ASSN	4.250%	7/15/07	41,000	40,782
FEDERAL NATL MTG ASSN	5.750%	2/15/08	16,000	16,095
FEDERAL NATL MTG ASSN	6.000%	5/15/08	40,000	40,454
FEDERAL NATL MTG ASSN	2.500%	6/15/08	6,300	6,073
FEDERAL NATL MTG ASSN	3.250%	8/15/08	20,000	19,439
FEDERAL NATL MTG ASSN	6.375%	6/15/09	37,000	38,173
FEDERAL NATL MTG ASSN PREASSIGN	3.000%	8/15/07	20,000	19,725
FEDERAL NATL MTG ASSN PREASSIGN	3.875%	7/15/08	25,000	24,558
FEDERAL NATL MTG ASSN PREASSIGN	5.000%	9/15/08	6,500	6,493
FEDERAL NATL MTG ASSN PREASSIGN	3.250%	11/25/32	1,422	1,404
US SAVINGS BONDS SER I	5.920%	10/1/31	151,480	203,235
US SAVINGS BONDS SER I	2.570%	10/1/32	79,740	95,656
US SAVINGS BONDS SER I	4.080%	1/1/33	153,860	182,073
US SAVINGS BONDS SER I	4.660%	10/1/33	50,464	57,287
			______________	______________
TOTAL U.S. GOVERNMENT SECURITIES			$1,063,766	$1,165,647

CORPORATE DEBT INSTRUMENTS

AMERN EXPRESS CR A/C MSTR TR	4.350%	12/15/11	$ 12,295	$ 12,107
BANK ONE ISSUANCE TR 2003-7	3.350%	3/15/11	12,246	11,940
BANK ONE ISSUANCE TR 2003-A9	3.860%	6/15/11	17,525	17,150
BMW VEH OWNER TR 2004 A	2.670%	3/25/08	422	421
BMW VEH OWNER TR 2005-A	4.040%	2/25/09	23,974	23,851
BMW VEH OWNER TR 2006-A	5.300%	5/25/09	10,000	10,000
BMW VEH OWNER TR 2006-A	5.130%	9/25/10	20,000	19,996
CAPITAL ONE AUTO FIN TR 2006-A NT	5.330%	11/15/10	10,000	10,010
CAPITAL ONE AUTO FIN TR 2006-C NT	5.070%	7/15/11	10,000	9,981
CAPITAL ONE MULTI-ASSET EXEC TR 2003-C4	3.650%	7/15/11	28,485	27,800

SCHEDULE H EXXONMOBIL SAVINGS PLAN SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) 12/31/06 (thousands of dollars)
		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE
-----------------------------------------------------------------------------------------------------------------------------------------------------
CAPITAL ONE MULTI-ASSET EXEC TR 2005-A8	4.400%	8/15/11	$ 5,000	$ 4,941
CAPITAL ONE PRIME AUTO REC TR 2006-2 NT	4.980%	9/15/10	44,000	43,878
CATERPILLAR FINL ASSET TR 2004-A	3.130%	1/25/09	3,084	3,060
CHASE AUTO OWNER TR 2005-A	3.870%	6/15/09	15,412	15,257
CHASE AUTO OWNER TR 2005-A	3.980%	4/15/11	14,000	13,680
CHASE AUTO OWNER TR 2006-A	5.340%	7/15/10	5,000	5,010
CHASE AUTO OWNER TR 2006-A	5.360%	1/15/13	10,000	10,055
CHASE AUTO OWNER TR 2006-B	5.130%	5/15/11	9,000	9,000
CHASE ISSUANCE TR 2004-A9	3.220%	6/15/10	4,250	4,184
CHASE MANH AUTO OWNR TR 2003-B	2.570%	2/15/10	1,798	1,780
CHASE MANH AUTO OWNR TR 2003-C	2.940%	6/15/10	7,208	7,109
CITIBANK CR CD ISSNCE TR 2003-A3	3.100%	3/10/10	1,750	1,707
CITIBANK CR CD ISSNCE TR 2003-A6	2.900%	5/17/10	42,000	40,716
CITIBANK CR CD ISSNCE TR 2003-A8	3.500%	8/16/10	15,450	15,052
CITIBANK CR CD ISSNCE TR 2004-A1	2.550%	1/20/09	3,400	3,395
CITIBANK CR CD ISSNCE TR 2006-A2	4.850%	2/10/11	40,000	39,790
HARLEY-DAVIDSON MTR TR 2003-1	2.630%	11/15/10	3,736	3,686
HARLEY-DAVIDSON MTR TR 2003-3	2.760%	5/15/11	3,726	3,677
HARLEY-DAVIDSON MTR TR 2004-2	3.560%	2/15/12	18,000	17,556
HARLEY-DAVIDSON MTR TR 2005-2	4.070%	2/15/12	10,000	9,825
HARLEY-DAVIDSON MTR TR 2005-3	4.410%	6/15/12	22,720	22,476
HARLEY-DAVIDSON MTR TR 2006-2	5.350%	3/15/13	10,000	10,048
HARLEY-DAVIDSON MTR TR 2006-3	5.240%	1/15/12	4,000	4,005
HARLEY-DAVIDSON MTR TR HDMOT	2.070%	2/15/11	9,152	8,949
HARLEY-DAVIDSON MTR TR HDMOT	2.530%	11/15/11	9,758	9,520
HONDA AUTO REC 2003-5 OWNER TR	2.400%	2/21/08	665	663
HONDA AUTO REC 2004-1 OWNER TR	3.060%	10/21/09	9,000	8,882
HONDA AUTO REC 2004-2 OWNER TR	3.300%	6/16/08	3,779	3,758
HONDA AUTO REC 2004-3 OWNER TR	2.910%	10/20/08	20,601	20,399
HONDA AUTO REC 2005-2 OWNER TR	3.930%	1/15/09	10,314	10,245
HONDA AUTO REC 2005-5 TR NT	4.610%	8/17/09	6,000	5,968
HONDA AUTO REC 2006-2 OWNER TR	5.300%	7/21/10	16,000	16,035
HONDA AUTO REC 2006-3 OWNER TR	5.120%	10/15/10	10,000	9,988
HONDA AUTO REC GRANTOR TR 2005-1	3.530%	10/21/08	5,109	5,074
HSBC AUTOMOTIVE TR 2005-2	4.550%	7/17/12	9,000	8,862
M&I AUTO LN TR 2003-1 NT	2.970%	4/20/09	29,126	28,777
M&I AUTO LN TR 2005-1 NT	4.860%	3/21/11	15,000	14,913
MBNA CR CARD MASTER NT 2003-6	2.750%	10/15/10	5,900	5,711
MBNA CR CARD MASTER NT 2003-A7	2.650%	11/15/10	4,220	4,072
MBNA CR CARD MASTER NT 2005-7	4.300%	2/15/11	14,000	13,816
MBNA CR CARD MASTER NT 2006-A1	4.900%	7/15/11	40,000	39,873
MBNA CR CARD MASTER NT TR	4.200%	9/15/10	38,525	38,054
MORGAN STANLEY AUTO LN 2003-HB1	2.170%	4/15/11	4,535	4,529
MORGAN STANLEY AUTO LN 2004-HB2	2.940%	3/16/09	10,963	10,859
MORGAN STANLEY AUTO LN 2004-HB2	3.460%	3/15/12	10,000	9,745
NISSAN AUTO REC GRANTOR TR	4.310%	3/15/11	29,400	28,875
NISSAN AUTO RECEIVABLES 2004-B	4.000%	12/15/09	10,000	9,866
NISSAN AUTO RECEIVABLES 2006-A	4.740%	9/15/09	10,000	9,943
NISSAN AUTO RECEIVABLES 2006-B	5.160%	2/15/10	27,000	26,964

SCHEDULE H EXXONMOBIL SAVINGS PLAN SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) 12/31/06 (thousands of dollars)
		MATURITY	PAR	CURRENT
DESCRIPTION	COUPON	DATE	VALUE	VALUE
----------------------------------------------------------------------------------------------------------------------------------------------------
NISSAN AUTO RECEIVABLES 2006-C	5.440%	4/15/10	$ 22,000	$ 22,111
TOYOTA AUTO REC 2003-B OWNER TR	2.790%	1/15/10	7,640	7,632
USAA AUTO OWNER TR 2004-1	2.060%	4/15/08	361	361
USAA AUTO OWNER TR 2004-2	3.030%	6/16/08	2,270	2,264
USAA AUTO OWNER TR 2004-3	3.160%	2/17/09	12,529	12,441
USAA AUTO OWNER TR 2005-3	4.550%	2/15/10	14,200	14,104
USAA AUTO OWNER TR 2005-3	4.630%	5/15/12	5,000	4,943
USAA AUTO OWNER TR 2006-1	5.010%	9/15/10	13,000	12,971
USAA AUTO OWNER TR 2006-2	5.320%	9/15/10	6,000	6,011
USAA AUTO OWNER TR 2006-3	5.360%	2/15/11	18,000	18,058
USAA AUTO OWNER TR 2006-4	5.010%	6/15/11	16,000	15,965
USAA AUTO OWNER TR USAOT	3.900%	7/15/09	6,125	6,078
VOLKSWAGEN AUTO LEASE 2006-A	5.500%	9/21/09	9,000	9,038
VOLKSWAGEN AUTO LEASE 2006-A	5.540%	4/20/11	20,000	20,135
VOLKSWAGEN AUTO LN ENHNCD 2005-1	4.800%	7/20/09	40,000	39,853
WACHOVIA AUTO OWNER TR 2004-1	3.190%	6/20/08	6,771	6,747
WACHOVIA AUTO OWNER TR 2004-1	2.910%	4/20/09	11,831	11,702
WACHOVIA AUTO OWNER TR 2004-1	3.660%	7/20/10	2,100	2,078
WACHOVIA AUTO OWNER TR 2004-1	3.440%	3/21/11	25,000	24,441
WACHOVIA AUTO OWNER TR 2006-A	5.350%	2/22/11	14,000	14,037
WELLS FARGO AUTO OWNER 2005-A	4.090%	1/15/10	9,473	9,407
WELLS FARGO AUTO OWNER 2005-A	4.280%	5/15/12	30,000	29,543
			______________	______________
TOTAL CORPORATE DEBT INSTRUMENTS			$1,087,828	$1,077,403

COMMON COLLECTIVE TRUSTS

CF BK OF NY COLTV TR FD			$ 321,891	$ 321,891
COLTV SHORT TERM INVT FD - Income	5.291%		3,494	3,494
			______________	______________
TOTAL COMMON COLLECTIVE TRUSTS			$ 325,385	$ 325,385

REGISTERED INVESTMENT COMPANIES

MFO AMR BEACON ENHNCD CASH TR			$ 76,016	$ 76,016
			______________	______________
TOTAL REGISTERED INVESTMENT
COMPANIES			$ 76,016	$ 76,016

*PARTICIPANT LOANS
(ANNUAL INTEREST RATES
FROM 4.0% TO 11.5%,
MATURITIES FROM
1 MONTH TO 231 MONTHS)				$ 187,949
				______________

TOTAL COMMON ASSET FUND			$2,552,995	$2,832,400

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

12/31/06

(thousands)

	SHARES/	CURRENT
	UNITS	VALUE
FUND/ISSUE	(000's)	($000's)
-----------------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK:
--------------------------------------------
*EXXON MOBIL CORPORATION	192,552	$14,755,032

COMMON COLLECTIVE TRUSTS:
----------------------------------------------
*NTGI-QM COLTV DAILY S&P 500 EQUITY
INDEX FUND	565	$2,171,127
*NTGI-QM COLTV DAILY SMALLCAP EQUITY
INDEX FUND	3,700	$997,808
*NTGI-QM COLTV DAILY EAFE INDEX
FUND	1,551	$634,456
*NTGI-QM COLTV DAILY AGGREGATE
BOND FUND	638	$216,775

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$21,607,598

* Party-in-interest as defined by ERISA

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 11, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

(Name of Plan)

/s/ David Levy

David Levy

Administrator-Accounting

Dated:  June 11, 2007

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23.

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 11, 2007